July 11, 2017

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jeffrey Gabor

Re:                             Theravance Biopharma, Inc.

Dear Mr. Gabor:

On behalf of Theravance Biopharma, Inc. (the “Company”), the Company respectfully notes it is in receipt of the oral comment received on June 22, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) whereby the Staff has requested the Company, in future filings, expand its disclosure regarding its license agreement with Janssen Pharmaceuticals to include the royalty rate and expiration term.  In response to the Staff’s comment, the Company hereby acknowledges it will include such disclosure in future filings.

Please contact me at (650) 463-5353 if you have any questions about this submission.

Sincerely yours,

/s/ David T. Young

David T. Young
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:                                Renee D. Gala, Senior VP and Chief Financial Officer, Treasurer

Theravance Biopharma, Inc.

Bradford J. Shafer, Esq., Executive VP and General Counsel

Theravance Biopharma, Inc.

Brett Grimaud, Esq., Assistant Secretary

Theravance Biopharma, Inc.